Exhibit 12.1

JANUS CAPITAL GROUP INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(dollars in millions)	2016	2015	2014	2013	2012
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$242.2	$253.3	$257.7	$195.5	$176.6

Interest expense	20.8	27.7	33.1	41.1	45.0

Portion of rents representative of an appropriate interest factor	5.8	6.0	5.7	5.5	5.2

Income as adjusted	$268.8	$287.0	$296.5	$242.1	$226.8

Fixed charges:

Interest expense on indebtedness	$16.3	$23.4	$26.9	$33.1	$35.7

Amortized premiums, discounts and capitalized expenses related to indebtness	4.5	4.3	6.2	8.0	9.3

Portion of rents representative of an appropriate interest factor	5.8	6.0	5.7	5.5	5.2

Total fixed charges	$26.6	$33.7	$38.8	$46.6	$50.2

Ratio of Earnings to Fixed Charges	10.11	8.52	7.64	5.20	4.52